# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Reliance Global Group, Inc., CIK 0001812727
CUSIP: 75946W504
Title of class of securities: Common Stock, par value $0.086 per share
Address of issuer's principal executive offices: 300 BOULEVARD OF THE AMERICAS,, SUITE 105, LAKEWOOD, New Jersey (NJ), 08701
Date of event which requires filing of this statement: 8/21/2026
Filed by CIK 0002152497
Persons authorized to receive notices and communications: Nachum Klugman / GNK Holdings, 1 South Liberty Drive, Stony Point, New York (NY), 10980, 845-596-1382

## Reporting persons
- GNK Holdings LLC (CIK 0002152497): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: other (OO); sole voting power 0; shared voting power 153,188; sole dispositive power 0; shared dispositive power 153,188; aggregate amount beneficially owned 153,188 (9.6% of the class)
- Nachum Klugman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 153,188; sole dispositive power 0; shared dispositive power 153,188; aggregate amount beneficially owned 153,188 (9.6% of the class)
- Gabrielle Philipson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 153,188; sole dispositive power 0; shared dispositive power 153,188; aggregate amount beneficially owned 153,188 (9.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.086 per share
Name of issuer: Reliance Global Group, Inc.
Address of issuer's principal executive offices: 300 BOULEVARD OF THE AMERICAS,, SUITE 105, LAKEWOOD, New Jersey (NJ), 08701

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by the following persons (collectively, the "Reporting Persons"):
(i) GNK Holdings LLC, a New York limited liability company ("GNK");
(ii) Nachum Klugman, a citizen of the United States; and
(iii) Gabrielle Philipson, a citizen of the United States.

Nachum Klugman and Gabrielle Philipson are each members of GNK holding a fifty percent (50%) membership interest, and are married to one another. GNK is the beneficial owner of the Shares, which were contributed to GNK by Gabrielle Philipson pursuant to the Contribution and Transfer of Securities Agreement, dated as of August 21, 2026 (the "Contribution Agreement"). The Shares remain held in a brokerage account in the name of Gabrielle Philipson. Pursuant to the Contribution and Transfer of Securities Agreement described in Item 6 (the "Contribution Agreement"), Nachum Klugman and Gabrielle Philipson jointly hold and exercise the authority to direct the voting, investment and disposition of the Shares and of any other securities held beneficially by GNK, and neither may act unilaterally. Accordingly, each of the Reporting Persons may be deemed to share voting power and dispositive power with respect to the Shares. See Item 5.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").
Residence or business address: The business address of each of the Reporting Persons is 1 South Liberty Drive, Stony Point, New York 10980.
Present principal occupation or employment: The principal business of GNK is investment in, and the acquisition and holding of, securities and other assets. The principal occupation of Nachum Klugman is serving as President of GNK Holdings LLC, which is conducted at the address set forth in paragraph (b) above. Gabrielle Philipson is not principally employed.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: GNK is organized under the laws of the State of New York. Nachum Klugman and Gabrielle Philipson are each citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Shares were acquired in open-market transactions effected during the period from August 18, 2026 through August 21, 2026 in a brokerage account in the name of Gabrielle Philipson. During that period, an aggregate of 156,098 Shares were purchased for aggregate consideration of approximately $410,747, and an aggregate of 2,910 Shares were sold for aggregate proceeds of approximately $7,068, in each case excluding brokerage commissions. The net aggregate consideration for the 153,188 Shares was approximately $403,678, representing an average purchase price of approximately $2.64 per Share.

The Shares were purchased by Gabrielle Philipson using personal funds. No funds of GNK were used to purchase the Shares.

The Shares were acquired in part with funds borrowed in margin transactions in the ordinary course in a margin brokerage account in the name of Gabrielle Philipson. Such account may from time to time have a debit balance. Because securities other than the Shares are held in such account, it is not possible to determine the amount of margin borrowing used to purchase the Shares.

On August 21, 2026, Gabrielle Philipson contributed the 153,188 Shares to GNK as a capital contribution pursuant to the Contribution Agreement. No cash consideration was paid by GNK for the Shares. See Item 6.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares in the belief that the Shares were undervalued and represent an attractive investment opportunity.

The Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer's management and Board of Directors (the "Board") regarding the Issuer's business, operations, capital allocation, capital structure, strategy and governance, and ways in which shareholder value may be enhanced. Nachum Klugman is conducting such discussions on behalf of the Reporting Persons. Gabrielle Philipson is not participating in such discussions.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending upon various factors, including the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, the price levels of the Shares, general market and economic conditions and other investment opportunities, the Reporting Persons may take such actions as they deem appropriate, including purchasing additional Shares or disposing of some or all of the Shares in open-market transactions, privately negotiated transactions or otherwise; communicating with other shareholders; making proposals to the Issuer concerning its capitalization, operations, governance or strategy; or changing their intention with respect to any of the matters referred to in subparagraphs (a) through (j) of Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own an aggregate of 153,188 Shares, representing approximately 9.56% of the outstanding Shares. The percentage set forth herein is calculated based upon 1,601,770 Shares outstanding as of August 6, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Commission on August 6, 2026.

The Shares are held in a margin brokerage account in the name of Gabrielle Philipson and have not yet been transferred to an account of GNK. GNK is the beneficial owner of the Shares. Under the Contribution Agreement, Nachum Klugman and Gabrielle Philipson share voting and dispositive power with respect to the Shares, and neither may act alone. Each Reporting Person therefore reports shared voting power and shared dispositive power over all 153,188 Shares, and none reports sole voting or sole dispositive power.

The Shares reported for each Reporting Person represent the same 153,188 Shares. The amounts reported by the Reporting Persons should not be aggregated. Each of Nachum Klugman and Gabrielle Philipson disclaims beneficial ownership of the Shares except to the extent of his or her pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons beneficially own an aggregate of 153,188 Shares, representing approximately 9.56% of the outstanding Shares. The percentage set forth herein is calculated based upon 1,601,770 Shares outstanding as of August 6, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Commission on August 6, 2026.

The Shares are held in a margin brokerage account in the name of Gabrielle Philipson and have not yet been transferred to an account of GNK. GNK is the beneficial owner of the Shares. Under the Contribution Agreement, Nachum Klugman and Gabrielle Philipson share voting and dispositive power with respect to the Shares, and neither may act alone. Each Reporting Person therefore reports shared voting power and shared dispositive power over all 153,188 Shares, and none reports sole voting or sole dispositive power.

The Shares reported for each Reporting Person represent the same 153,188 Shares. The amounts reported by the Reporting Persons should not be aggregated. Each of Nachum Klugman and Gabrielle Philipson disclaims beneficial ownership of the Shares except to the extent of his or her pecuniary interest therein.
Transactions in the class effected during the past sixty days:
The following transactions in the Shares were effected by Gabrielle Philipson during the sixty days preceding the date of the event which requires the filing of this Schedule 13D. All such transactions were effected in the open market. Because the transactions were effected in multiple trades at varying prices, the table below reports the aggregate number of Shares purchased or sold on each date and the weighted average price per Share, together with the range of prices at which such transactions were effected. The Reporting Persons undertake to provide to the Commission, the Issuer, or any security holder of the Issuer, upon request, full information regarding the number of Shares purchased or sold at each separate price within the ranges set forth below.

Date Transaction # of Shares Weighted Average Price per Share Price Range
August 18, 2026 Purchase 39,072 $2.3022 $2.16 - $2.39
August 18, 2026 Sale 1,000 $2.3500 $2.35
August 19, 2026 Purchase 41,416 $2.4037 $2.22 - $2.50
August 20, 2026 Purchase 600 $2.3867 $2.36 - $2.40
August 20, 2026 Sale 1,910 $2.4706 $2.36 - $2.60
August 21, 2026 Purchase 75,010 $2.9304 $2.58 - $3.12
Other persons with the right to receive dividends or sale proceeds: As the members of GNK, Nachum Klugman and Gabrielle Philipson may be deemed to have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares. No other person has such a right.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Contribution Agreement. Gabrielle Philipson and GNK are parties to the Contribution Agreement, which Nachum Klugman joins individually. It documents the contribution of the 153,188 Shares by Gabrielle Philipson to GNK as a capital contribution, effective August 21, 2026, for no cash consideration, and governs the holding, voting, disposition and administration of the Shares.

Under the Contribution Agreement: GNK is the beneficial owner of the Shares from the effective time; the Shares may remain in a brokerage account in the name of Gabrielle Philipson pending transfer to an account of GNK, and any such transfer is administrative and not a condition to the contribution; Nachum Klugman and Gabrielle Philipson jointly direct the voting, investment and disposition of the Shares and of any other securities held beneficially by GNK, neither may act alone, and if they do not agree, no action is taken; and all proceeds, dividends and distributions in respect of the Shares are the property of GNK. As of the date hereof, the Shares remain in the account of Gabrielle Philipson, and the parties have agreed to use commercially reasonable efforts to transfer them to an account of GNK.

Margin account. The Shares are held in a margin brokerage account in the name of Gabrielle Philipson. Securities held in a margin account are pledged as collateral for any indebtedness in the account, and the broker may be entitled to require the sale of securities held in the account, including the Shares, without the consent of the Reporting Persons.

The foregoing description is qualified in its entirety by reference to the Contribution Agreement, filed as Exhibit 99.2 hereto and incorporated herein by reference.

Nachum Klugman and Gabrielle Philipson are each members of GNK holding fifty percent (50%) membership interests and are married to one another. The Reporting Persons have entered into a Joint Filing Agreement, filed as Exhibit 99.1 hereto.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated as of August 23, 2026, by and among GNK Holdings LLC, Nachum Klugman and Gabrielle Philipson.

Exhibit 99.2 - Contribution and Transfer of Securities Agreement, dated as of August 21, 2026, by and between Gabrielle Philipson and GNK Holdings LLC, joined by Nachum Klugman individually.

## Signatures
- GNK Holdings LLC: /s/ Nachum Klugman, President (08/27/2026)
- Nachum Klugman: /s/ Nachum Klugman, Individual (08/27/2026)
- Gabrielle Philipson: /s/ Gabrielle Philipson, Individual (08/27/2026)